SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SEGA CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department
SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku
Tokyo 144-8531 Japan
Telephone 81-3-5736-7111

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice Regarding the Meeting of Bondholders posted on SEGA CORPORATION's website at http://www.sega.co.jp/IR/en/cr/corporate_release.html on or after July 7, 2004 (Tokyo). Attached as Attachment II is an English translation of the Notice Regarding the Establishment of the SEGA SAMMY Business Combination Planning Office posted on SEGA CORPORATION's website at http://www.sega.co.jp/IR/en/cr/corporate_release.html on or after July 7, 2004 (Tokyo).

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

SEGA CORPORATION has also submitted notices in Japanese to the Tokyo Stock Exchange on July 7, 2004 (Tokyo) in the same forms as the notices referenced above in Part I, English translations of which are attached as Attachment I and Attachment II.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SEGA CORPORATION

(Signature)

Hisao Oguchi
President and Representative Director

(Name and Title)

July 8, 2004

(Date)

July 7, 2004

To Whom It May Concern:

Name of Company:	SEGA CORPORATION
Place of Principal Office:	2-12, Haneda 1-chome, Ohta-ku, Tokyo
Name of Representative:	Hisao Oguchi President and Representative Director
Code Number:	No. 7964, Tokyo Stock Exchange 1st Section
Name of Contact Person:	Akira Sugano Director Corporate Division
Telephone Number:	03-5736-7111

Notice Regarding the Meeting of Bondholders

SEGA CORPORATION ("SEGA") hereby announces that it has resolved at the meeting of its board of directors held on July 7, 2004, to hold a bondholders' meeting for the purpose of adding a new early redemption clause with respect to the SEGA CORPORATION series #5 unsecured convertible bonds (the "Bonds").

Bondholders' meeting

Date and time: 10:00 a.m. on August 6, 2004

Place: Main conference room on the 2nd floor of head office of SEGA CORPORATION, Tokyo

Agenda:

1. Addition of an early redemption clause with respect to the Bonds
2. Change in the early redemption price to JPY117 per principal amount of JPY100

Reason for adding the early redemption clause with respect to the Bonds

SEGA has determined to add an early redemption clause with respect to the outstanding Bonds since the conversion thereof into common stocks of SEGA which would have less liquidity upon the business combination by way of establishing the 100% holding company through a share-for-share exchange, as resolved at the ordinary general meeting of shareholders held on June 29, 2004, would significantly damage the interests of the holders of the Bonds.

SEGA is of the view that the addition of the early redemption clause with respect to the Bonds following the approval of the holders of the Bonds at the bondholders' meeting would be the best resolution.

New term to be added

Early redemption

SEGA may, at anytime after the approval by a competent court of the resolution of the bondholders' meeting adopting the early redemption clause, redeem all or a part of the Bonds. In the event of such early redemption, the redemption price shall be JPY117 per principal amount of JPY100.

If the Bonds are redeemed by SEGA in accordance with the preceding paragraph, SEGA shall issue a public notice describing the relevant matters no later than three (3) weeks prior to the relevant early redemption date.

Name of the bonds to be redeemed

SEGA CORPORATION series #5 unsecured convertible bonds

Early redemption price

The early redemption price shall be JPY117 per principal amount of JPY100 of the Bonds.

July 7, 2004

To Whom It May Concern:

Name of Company:	SEGA CORPORATION
Place of Principal Office:	2-12, Haneda 1-chome, Ohta-ku, Tokyo
Name of Representative:	Hisao Oguchi President and Representative Director
Code Number:	No. 7964, Tokyo Stock Exchange 1st Section
Name of Contact Person:	Akira Sugano Director Corporate Division
Telephone Number:	03-5736-7111

<u>Notice Regarding the Establishment of SEGA SAMMY Business Combination Planning Office</u>

Notice is hereby given that in accordance with the resolution adopted at a meeting of the board of directors of SEGA CORPORATION held on July 7, 2004, the SEGA SAMMY Business Combination Planning Office will be established as of July 7, 2004 in preparation for the establishment of the 100% holding company through a share-for-share exchange with SAMMY CORPORATION.

【Division Newly Established】
Division Name: SEGA SAMMY Business Combination Planning Office
Responsible Person: General Manager, Akira Sugano
(Director, Corporate Division)

【Organizational Chart】



Board of Directors
Chairman, Representative Director and CEO
Hajime Satomi
President, Representative Director and COO
Hisao Oguchi
SEGA SAMMY Business Combination
Planning Office
General Manager
Akira Sugano (multiple positions)
President Office
General Manager
Akira Sugano
Audit Office
General Manager
Norihito Hirayama
Management Committee